

October 3, 2012

Via E-mail
Mr. Eric Emans
Chief Financial Officer
Blucora, Inc.
601 108th Avenue
Bellevue, WA 98004

      Re: **Blucora, Inc**
              Form 10-K for Fiscal Year Ended December 31, 2011
              Filed March 9, 2012
              Form 10-Q for Fiscal Quarter Ended March 31, 2012
              Filed May 10, 2012
              File No. 000-25131

Dear Mr. Emans:

      We have reviewed your letter dated September 26, 2012 in connection with the above-referenced filings and have the following comments. In our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated September 13, 2012.

Form 10-Q for Quarterly Period Ended March 31, 2012

Notes to the Condensed Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies, page 6

1.   We note from your response to prior comment 1 that when a customer pays for services prior to e-filing their return, you allocate revenue to the online tax preparation services and phone support services based on VSOE of fair value. Please describe further, for us, those arrangements in which you sell online tax preparation services separately from phone support services.   In this regard, it appears that on-line tax preparation services are included in your Deluxe Federal Edition and Ultimate Bundle products, both of which

also include phone support services. To the extent that you do not have separate sales for these services, please explain further how you establish fair value when these services are sold in a bundled arrangement and revise your disclosures accordingly.

2.   Based on the information provided in your previous responses, it appears that deferred revenue for your tax preparation segment include (a) data archiving services, (b) unlimited e-file services provided to professional tax preparers and (c) on-line tax preparation services that are paid for prior to e-filing. Please provide us with a breakdown of your deferred revenue for each of these services (or any other revenues that you may defer for this segment) at each quarter-end in fiscal 2012 and tell us where you classify such amounts in your consolidated balance sheets.

3.   We note the proposed disclosures provided in your response to prior comment 1. Please further revise to clarify, as indicated in your response, that for arrangements in which the company receives advance payments from its customers, revenue for tax preparation services is deferred and recognized at the point when the customer e-files or prints their return and revenue from phone support services revenue is recognized over the service period, which expires at the point the customer e-files or prints their return.

You may contact Melissa Kindelan, Staff Accountant, at (202) 551-3564 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3499 with any other questions.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief